FOR IMMEDIATE RELEASE

JED OIL INC. ANNOUNCES RESERVE INFORMATION AND

LATE FILING OF ANNUAL AND FOURTH QUARTER FINANCIAL RESULTS

Didsbury, Alberta – Tuesday, March 31, 2009 – JED Oil Inc. (OTCBB: JEDOF) (“JED” or the “Company”) today announced that it has received a report of its oil and gas reserves and estimated net present value at December 31, 2008 from AJM Petroleum Consultants of Calgary, Alberta.  The report’s estimates are materially lower than the same estimates at December 31, 2007.  Following is the table of reconciliation, where “TP” refers to Total Proved and “PA” refers to probable additional reserves, utilizing forecast prices and costs:

Reconciliation of Company Net Remaining Reserves (After Royalties)

by Product Type as at December 31, 2008
Forecast Prices and Costs

Canada

	Sales Gas (MMCF)			Light/Medium Oil (MBBL)
	TP	PA	TP + PA	TP	PA	TP + PA

December 31, 2007	9,648.1	2,639.1	12,287.3	1,099.2	690.7	1,789.9
Transfers	[238.8]	[145.0]	[383.7]	58.0	115.8	173.8
Technical Revisions	[1,143.1]	508.1	[635.0]	[157.6]	[64.9]	[222.5]
Acquisitions	0.0	0.0	0.0	0.0	0.0	0.0
Dispositions	[373.2]	[237.2]	[610.4]	0.0	0.0	0.0
Production	[1,154.6]	0.0	[1,154.6]	[273.6]	0.0	[273.6]
December 31, 2008	6,738.5	3,095.2	9,833.7	725.9	741.6	1,467.6

	NGL (MBBL)
	TP	PA	TP + PA

December 31, 2007	39.5	12.3	51.8
Transfers	3.3	0.9	4.2
Technical Revisions	0.9	1.7	2.6
Acquisitions	0.0	0.0	0.0
Dispositions	[15.7]	[8.7]	[24.4]
Production	[9.3]	[0.0]	[9.3]
December 31, 2008	18.7	6.3	25.0

Oil and Gas Disclosure Filed

JED has filed the reports required under Canadian National Instrument 51-101 about its reserves and other oil and gas information, which are included in the Company’s Annual Information Form for the year ended December 31, 2008.  These documents can be found on www.SEDAR.com.

Late Filing of 2008 Annual and Q4 Financial Statements

JED also today announced that its audited annual financial statements, including the notes thereto, management’s discussion and analysis and the report of the auditors thereon, for the fiscal year and fourth quarter ended December 31, 2008, will be delayed passed the filing deadline of March 31, 2009.  The reason for the default is the Company’s status of protection under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) and consequently the currently unknown status of the Company’s continued operations.  Whether or not the Company will be able to continue as an operating company is currently unknown and has a material impact on the contents of the financial statements.

JED previously announced that its financial results for the third quarter ended September 30, 2008 would be filed late, and it has been filing bi-weekly default status reports, in the form of news releases, containing any material changes to the information in the default releases; all actions taken by JED to remedy the default; particulars of any failure by the Company to fulfill these provisions; any subsequent defaults of the Company requiring a default announcement; and, any other material information concerning the affairs of JED not previously disclosed.  JED intends to issue the eleventh default status report on Wednesday, April 8, 2009.

This default announcement is made under section 4.3 of National Policy 12-203, which came into effect September 1, 2008, and replaces previous policies under which provincial Securities Commission could grant extensions to filing deadlines.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

This press release contains forward-looking statements. The words “proposed”, “anticipated” and scheduled” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations.  Factors that may affect future results are contained in JED’s filings with the Alberta, British Columbia, Saskatchewan and New Brunswick Securities Commissions, which are available at the Web site (http://www.SEDAR.com) and JED’s filings with the United States Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov) and.  JED is not under any obligation, and expressly disclaims any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

Company Contacts:

JED Oil Inc.

Richard Carmichael, CFO

(403) 335-2111

Marcia Johnston, General Counsel

(403) 875-4248

www.jedoil.com